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APR 16 2019

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-45660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALLEW INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 I-55 NORTH, SUITE 21

(No. and Street)

JACKSON	MS	39211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. BROOKS MOSLEY 601-368-3500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORNE, LLP

(Name – *if individual, state last, first, middle name*)

1020 Highland Colony Pkwy., Ste. 400	Ridgeland	MS	39157
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, C. BROOKS MOSLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALLEW INVESTMENTS, INC., as of 12/31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MISSISSIPPI
NOTARY PUBLIC
ID # 15852
VICKIE RUSH HESTER
Commission Expires
Sept. 10, 2019
RANKIN COUNTY

Notary Public

Signature

President/Financial Operations Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALLEW
WEALTH MANAGEMENT

4800 I-55 North, Suite 21 (39211)
Post Office Box 14888
Jackson, MS 39236-4888
Phone: 601-368-3500
Fax: 601-368-3555
www.ballewwealth.com

April 15, 2019

Securities and Exchange Commission

Washington, DC 20549

Re: Ballew Investments, Inc. 2018 Audited Financial Statements

Ladies and gentlemen:

We are submitting an update to our previously (February 27, 2019) filed 2018 audited financial statements.

In May 2014, the Financial Account Standards Board ("FASB") issued Account Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods and services to customers. Prior to issuance of our 2018 financial statements, management determined that the adoption would not have a material impact on its financial statements and disclosed that the Company would adopt ASU 2014-09 effective January 1, 2019. However, subsequent to issuance of the 2018 financial statements, it was determined that the actual adoption date should have been January 1, 2018. Management has reissued the financial statements properly describing the adoption of ASU 2014-09 as of January 1, 2018, and HORNE has reissued their audit opinion. The adoption of ASU 2014-09 resulted in only minimal changes to the revenue recognition policy footnote and no changes to amounts reported in the 2018 financial statements.

Subsequent to issuance of the exemption report, it was determined the Company should have claimed exemption under provision(k)(2)(i) for the period January 1, 2018 through December 31, 2018, as well as under provision (k)(2)(ii) for the period January 1, 2018 through May 31, 2018. The previously issued exemption report claimed exemption under (k)(2)(ii) only. Management has reissued the exemption report to properly reflect the changes. HORNE has also reissued their related review report.

There were no other changes to the information previously submitted.

Sincerely,

C. Brooks Mosley, President

Ballew Investments, Inc.

Ballew Investments, Inc.

Financial Statements and

Reports of Independent Registered Public Accounting Firm

Year Ended

December 31, 2018

Ballew Investments, Inc.

December 31, 2018

HORNE
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ballew Investments, Inc. (the "Company") as of December 31, 2018 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Pronouncement

Subsequent to the date of our report on the 2018 financial statements, the Company determined that it should have adopted the provisions of Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606),* effective January 1, 2018. The adoption of ASU 2014-09 in the accompanying financial statements had the effect of expanding certain disclosures related to the Company's policy for recognition of commissions and fee income as described in note 1 to the financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital Requirement and Schedule II - Computation for the Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

HORNE LLP

Ridgeland, Mississippi
February 18, 2019, except for Note 1 (Recent Account Pronouncement and Recognition of Commissions and Fee Income) as to which the date is April 12, 2019

Ballew Investments, Inc.

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 115,948
Commissions receivable	32,073
Prepaid expenses	4,450
Due from affiliate	9,701
	$ 162,172
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 16,014
Stockholder's Equity	
Common stock, $.01 par value	
Authorized - 1,000,000 shares	
Issued and outstanding - 10,000 shares	100
Additional paid-in capital	184,900
Accumulated deficit	(38,842)
	146,158
	$ 162,172

Ballew Investments, Inc.
Statement of Operations
Year ended December 31, 2018

Revenues	
Commission and fee income	$ 239,163
Interest income	264
	239,427
Expenses	
Commissions	4,096
Production compensation	87,336
General and administrative	187,352
	278,784
Loss Before Income Taxes	(39,357)
Income Tax Benefit	9,701
Net Loss	$ (29,656)

See Notes to Financial Statements.

Ballew Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2018	$ 100	$ 134,900	$ (9,186)	$ 125,814
Net loss	-	-	(29,656)	(29,656)
Capital contribution	-	50,000	-	50,000
Balance at December 31, 2018	$ 100	$ 184,900	$ (38,842)	$ 146,158

See Notes to Financial Statements.

Ballew Investments, Inc.
Statement of Cash Flows
Year ended December 31, 2018

Operating Activities	
Net loss	$ (29,656)
Changes in operating assets and liabilities	
Commissions receivable	3,716
Accounts payable and accrued expenses	(43,041)
Deposit with clearing firm	25,000
Due from affiliate	19,572
Net cash used in operating activities	(24,409)
Financing Activities	
Capital contribution from affiliate	50,000
Net cash provided by financing activities	50,000
Increase in Cash and Cash Equivalents	25,591
Cash and Cash Equivalents, Beginning of Year	90,357
Cash and Cash Equivalents, End of Year	$ 115,948
Supplemental Cash Flows Information	
Income tax credit received	$ 29,339

See Notes to Financial Statements.

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2018

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ballew Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance, variable annuity products, mutual funds and securities traded on various exchanges. The Company has clients throughout the United States, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Brokerage Commissions and Fee Income

The Company acts as an agent in connection with the sale of variable annuity, variable insurance and mutual funds to customers. Commissions and related expenses are recorded on the date due from the policy issuer. Commission income is earned based on the value of assets at the inception of the contract. The Company believes the performance obligation is satisfied on that date because the underlying contract is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Ongoing brokerage fee income is earned based on the underlying asset values of annuity contracts or mutual funds. The income is received in arears and is recorded on the date due from the issuer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of funds held in a money market account.

At December 31, 2018, the Company's cash and money market accounts did not exceed the federally insured limits.

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2018

Note 1: Nature of Operations and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new standard also required expanded disclosures about revenue recognition. The Company has adopted this ASU effective January 1, 2018 with no material impact on its financial statements.

Subsequent Events

Subsequent events have been evaluated through February 18, 2019, which is the date the financial statements were issued. Management has determined that no subsequent event disclosures are required.

Note 2: Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregated indebtedness change daily. At December 31, 2018, the Company's aggregate indebtedness to net capital was 0.11 to 1.

The net capital requirement at December 31, 2018, follows:

Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000
Net capital computed using regulatory agency requirements	$ 146,158
Excess net capital	$ 141,158

Note 3: Income Taxes

The Company is included in the consolidated income tax return of SB Holding Company, Inc. The current and deferred income taxes are determined on the separate return basis, except for the treatment of net operating losses and other tax attributes which are characterized as realized or realizable by the Company when those tax attributes are realized or realizable at the consolidated return level.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2015.

The benefit from income taxes for 2018 consists of the following.

Federal	$ 7,883
State	1,818
	$ 9,701

Note 4: Related Party Transactions

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group.

Pursuant to an expense allocation agreement between the Company and Security Ballew, the Company's financial statements reflect the allocation of costs incurred for occupancy, operations, administrative support and management salaries. The allocations are based on systematic methodologies that consider the number of employees and usage factors. For the year ended December 31, 2018, the Company recorded expenses totaling $101,391 under this agreement, which is included in general and administrative expense in the accompanying statement of operations.

Note 4: Related Party Transactions (continued)

Security Ballew tracks compensation paid to the account executives on a company-specific basis and allocates the cost to the respective company. The Company recognized production compensation expense for 2018 of $87,336, as a result of this allocation.

At December 31, 2018, the Company has a receivable from Security Ballew of $9,701 relating to the Company's share of income taxes.

Note 5: Commitments and Contingent Liabilities

Management is not aware of any outstanding commitments or contingent liabilities.

Ballew Investments, Inc.

Supplementary Information Required by the

Securities and Exchange Commission (SEC) Rule 17a-5

December 31, 2018

Ballew Investments, Inc.
Schedule I - Computation of Net Capital Requirement
Under SEC Rule 15c3-1
December 31, 2018

Net Capital	
Total stockholder's equity from statement of financial condition	$ 146,158
Other deductions	-
Net capital	$ 146,158
Aggregate Indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 16,014
Computation of Basic Net Capital Requirement	
Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000
Excess Net Capital	$ 141,158
Ratio: Aggregate Indebtedness to Net Capital	0.110

No differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2018. Therefore, no reconciliation of the computation is deemed necessary.

Ballew Investments, Inc.

Schedule II - Computation for the Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
Year ended December 31, 2018

The Company is not required to file the above schedules, as it has claimed exemption from the Securities and Exchange Commission Rule 15c3-3 under Paragraphs (k)(2)(i) and (k)(2)(ii) of the rule, as the broker-dealer is an introducing broker-dealer who clears all transactions on a fully-disclosed basis through a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing firm which carries all the customer accounts and maintains the appropriate books and records.

HORNE
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Ballew Investments, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) for the year ended December 31, 2018 and (k)(2)(ii) for the period from January 1, 2018 through May 31, 2018 (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Horne LLP

Ridgeland, Mississippi
April 12, 2019

Ballew Investments, Inc.

Exemption Report

Year ended December 31, 2018

Ballew Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2) (ii)] (January through May 2018) and [(2) (i)] (January through December 2018).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, C. Brooks Mosley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

April 12, 2019